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George R. Bason, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

April 8, 2011
Re:	Wimm-Bill-Dann Foods OJSC Schedule TO-T filed on March 10, 2011 by PepsiCo, Inc. and Pepsi-Cola (Bermuda) Limited, SEC File No. 5-78488

Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Dear Ms. Chalk:

On behalf of PepsiCo, Inc. and Pepsi-Cola (Bermuda) Limited (collectively, “PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 28, 2011 with respect to the above-referenced Schedule TO-T (the “Schedule TO-T”) filed in connection with PepsiCo’s offer to purchase all the outstanding American Depositary Shares (“ADSs”) of Wimm-Bill-Dann Foods OJSC (“WBD”) at a price of 970.925 Russian rubles per ADS, payable in U.S. dollars, less certain fees under the ADS depositary agreement and applicable taxes, if any.

This letter and Amendment No. 1 to the Schedule TO-T (“Amendment No. 1”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 1.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo.  All defined terms in this letter have the same meaning as in the U.S. Offer to  Purchase filed as an exhibit to the Schedule TO-T (the “U.S. Offer to Purchase”), unless otherwise indicated.

Schedule TO-T — Exhibit (a)(1) Offer to Purchase

1.
Persons who hold Shares in direct share form, including those resident in the United States, must tender into the Russian Offer in order to participate in this transaction. Therefore, file an English translation of the offer materials being used in the Russian Offer.

Response:

In response to the Staff’s comment, an English translation of the offer materials being used in the Russian Offer has been filed as Exhibit (a)(6) to the Schedule TO-T.  Please see Amendment No. 1.

General

2.
Throughout the Offer to Purchase, where appropriate, prominently and clearly disclose that Russian law prohibits you from making the U.S. Offer open to those who hold Shares in direct share form, including U.S. persons.  For example, where you state that this Offer is open only to holders of ADSs and where you disclose that the Russian offer cannot include ADSs, this explanatory note should be included.

Response:

In response to the Staff’s comment, additional disclosure has been added on page 2 in the second paragraph under the heading “Summary Term Sheet—Background”; on page 2 under the heading “What and how many securities are you offering to purchase?” in the “Summary Term Sheet”; on page 4 under the heading “If I am a holder of Shares, can I tender my Shares in the U.S. Offer?” in the “Summary Term Sheet”; on page 10 at the end of the first paragraph under the heading “The Offer—Section 1—Background of the U.S. Offer—Russian Mandatory Tender Offer and the Dual Offer Structure”; on page 10 in the third paragraph under the heading “The Offer—Section 1—Background of the U.S. Offer—Russian Mandatory Tender Offer and the Dual Offer Structure”; and on page 17 in the first paragraph under the heading ““The Offer—Section 4—Procedure for Tendering ADSs—Deposit of Shares in Exchange for ADSs and Delivery of ADSs.  Please see Item 1 of Amendment No. 1.

Summary Term Sheet – Background, page 1

3.
We note your statement that the distribution of the U.S. Offer to Purchase may be restricted by law in some jurisdictions.  We understand that the U.S. Offer to Purchase will not be used in Russia, and will not be used for those persons who hold in direct share form but rather, is directed to holders of ADSs, as required by Russian law; however, we are concerned that holders of Shares, whether in direct share form or through ADSs, be excluded from the Offer, which as you know is subject to the all-holders requirements of Rule 14d-10(a)(1).  Please revise or advise.

Response:

PepsiCo supplementally advises the Staff that it is not aware of any restrictions on the distribution of the U.S. Offer to Purchase other than as set forth below.  As noted by the Staff, Russian law does prohibit the U.S. Offer from being made to holders of Shares; consequently, the U.S. Offer is for all outstanding ADSs, wherever located, and the Russian Offer is for all outstanding Shares, wherever located.  A holder of Shares can participate in the Offers by either tendering Shares into the Russian Offer or exchanging Shares for ADSs and then tendering those ADSs into the U.S. Offer.  Further, PepsiCo has disclosed that it will pay any fees associated with this exchange for U.S. holders of Shares to the extent those Shares are subsequently tendered into the U.S. Offer.  Please see pages 4 and 5 of the U.S. Offer to Purchase under the caption “If I am a holder of Shares, can I tender my Shares in the U.S. Offer?” and page 10 of the U.S. Offer to Purchase under the heading “The Offer—Section 1—Background of the U.S. Offer—Russian Mandatory Tender Offer and the Dual Offer Structure” on page 10 of the U.S. Offer to Purchase.  Certain of this information is also described in pages 6 and 7 of PepsiCo’s letter to the Commission dated March 17, 2011 requesting no-action relief from Rule 14d-10(a)(1) under the Exchange Act.  Please let us know if you feel additional disclosure would be helpful.

What are the principal differences between the U.S. Offer and the Russian Offer?, page 4

4.	Note the primary differences between U.S. and Russian law applicable to each Offer and those who tender into them.

Response:

In response to the Staff’s comment, additional disclosure has been added on page 11 of the U.S. Offer to Purchase under the heading “The Offer—Section 1—Russian Mandatory Tender Offer and the Dual Offer Structure”.  Please see item 2 of Amendment No. 1.  PepsiCo supplementally advises the Staff that the primary differences between the U.S. Offer and the Russian Offer have also been disclosed on page 4 of the U.S. Offer to Purchase under the caption “What are the principal differences between the U.S. Offer and the Russian Offer?”.

Do you have the financial resources to make payment?, page 5

5.
In your response letter, explain why Wimm-Bill-Dann Finance Cyprus Ltd and Wimm-Bill-Dann Finance Co. Ltd. are not bidders in this Offer, since they have entered into loan agreements with a named bidder to finance a portion of the Offer and hedge the bidders’ foreign exchange rate risk.  We may have additional comments.

Response:

PepsiCo supplementally advises the Staff that Wimm-Bill-Dann Finance Cyprus Ltd. and Wimm-Bill-Dann Finance Co. Ltd (together, the “Lenders”) are purely sources of financing and not bidders in the U.S. Offer.  The loans under the loan agreements were arranged on arm’s-length terms prior to the time that the obligation to make the Offers arose and the time that the Offers were announced or commenced and are not secured by any assets of PepsiCo or WBD.  PepsiCo further supplementally advises the Staff that the Lenders have no rights under the loan agreements or otherwise to receive or control any securities acquired by PepsiCo pursuant to the Offers, or any benefit therefrom, and that the Lenders have not had and will not have any input on or control over the terms, implementation or completion of the Offers.

Possible Effects of the Offers on the Market for ADSs, page 23

6.	Explain whether the buy-out right will be subject to U.S. tender offer rules.

Response:

PepsiCo supplementally advises the Staff that the buy-out right is mandated by Russian law and is a right granted to the remaining shareholders, not an offer for Shares.  If, as a result of those Shares acquired in the Russian Offer, PepsiCo owns more than 95% of the Shares, then Russian law grants the remaining shareholders the right to require PepsiCo to purchase their Shares at a minimum price specified by Russian law.  PepsiCo respectfully submits that it will not be soliciting the purchase of or making an offer for Shares in connection with that buy-out right.  Rather, Russian law requires that PepsiCo notify the remaining shareholders of their buy-out right and such shareholders then have six months within which to exercise this right.  Accordingly, PepsiCo believes that the buy-out right will not be subject to U.S. tender offer rules.

7.	For both the potential buy-out and squeeze out after these Offers, disclose whether remaining holders of Shares will receive Russian rubles or U.S. dollars in each.

Response:

In response to the Staff’s comment, the disclosure on pages 23 and 24 of the U.S. Offer to Purchase under the heading “The Offer—Section 8—Possible Effects of the Offers on the Market for ADSs —Russian Law Buy-Out Right” and “The Offer—Section 8—Possible Effects of the Offers on the Market for ADSs—Russian Law Squeeze-out Demand Rights” has been revised.  Please see items 3 and 4 of Amendment No. 1.
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Please contact the undersigned at (212) 450-4340 or Peter R. Douglas at (212) 450-4336 should you require further information or have any questions.

Sincerely, /s/ George R. Bason, Jr.
George R. Bason, Jr.

Attachments